Exhibit 99.1

Jiayuan Announces First Quarter 2015 Financial Results

BEIJING, China, June 8, 2015— Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights1

•                     Net revenues were RMB169.4 million (US$27.3 million), a year-over-year increase of 26.1%.

•                     Operating loss was RMB15.2 million (US$2.5 million), compared with operating loss of RMB20.7 million for the corresponding quarter of 2014. Non-GAAP2 operating loss, was RMB12.1 million (US$2.0 million), compared with non-GAAP operating loss of RMB19.0 million for the corresponding quarter of 2014.

•                     Net loss was RMB10.2 million (US$1.6 million), a year-over-year improvement of 27.0% compared with net loss of RMB13.9 million for the corresponding quarter of 2014. Non-GAAP net loss was RMB7.1 million (US$1.1 million), a year-over-year improvement of 36.3% compared with non-GAAP net loss of RMB12.3 million for the corresponding quarter of 2014.

“We had a solid start to the year with revenues increasing 26.1% year-over-year,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “Our personalized matchmaking business continued its run of strong growth, increasing 179.0% year-over-year. The Chinese New Year holiday fell later than usual during the quarter which temporarily affected online user numbers and revenue generation, particularly in online services. The traction of our mobile products remains strong, accounting for 67% of all logins. Qiuai.com in particular is performing well, and is expected to contribute to our bottom line starting next quarter.”

Mr. Shang Koo, Chief Financial Officer of Jiayuan added, “Net loss for this quarter decreased significantly on a year-over-year basis as a result of lower selling and marketing expenses during the quarter as we started to focus on profitability in March. Growth will continue to come from our personalized matchmaking business as we continue to scale this business and focus on same store sales growth which increased over 40% in the quarter.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended March 31, 2015, were made at an exchange rate of RMB6.1990 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on March 31, 2015. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income”.

3 Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the first quarter of 2015, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

First Quarter 2015 Operational Results

The number of average monthly active user accounts3was 5,155,338, compared with 5,399,646 for the corresponding period of 2014.

The number of average monthly paying user accounts4 was 1,497,987, compared with 1,452,377 for the corresponding period of 2014.

Average monthly revenue per paying user (“ARPU”) for online services was RMB21.0, compared with RMB23.9 for the corresponding period in 2014.

First Quarter 2015 Financial Results

Jiayuan reported net revenues of RMB169.4 million (US$27.3 million) for the first quarter of 2015, representing a year-over-year increase of 26.1% from RMB134.3 million and a 2.0% sequential decrease from RMB172.8 million. The year-over-year increase was primarily due to the rapid expansion of personalized matchmaking services. The slight sequential decrease was primarily attributable to the decrease in online services and events and others.

•                     Online services contributed RMB101.6 million (US$16.4 million), or 60.0% of net revenues during the first quarter of 2015, representing a year-over-year decrease of 5.2% from RMB107.1 million, and a sequential decrease of 3.6% from RMB105.4 million in the previous quarter. The year-over-year and sequential decreases were mainly attributable to the decrease in ARPU resulting from the Company’s shift towards mobile and mobile users prefer micro payments as well as the later-than-usual rebound in user activity due to Chinese New Year falling later in the calendar year.

•                     Personalized matchmaking services contributed RMB62.5 million (US$10.1 million), or 36.9% of net revenues during the first quarter of 2015, representing a year-over-year increase of 179.0% from RMB22.4 million, and a quarter-over-quarter increase of 4.1% from RMB60.0 million. The year-over-year and sequential increases were a result of the expanded number of service locations and cities in which the Company offers personalized matchmaking services, as well as sales growth of existing service locations.

•                     Events and others contributed RMB5.3 million (US$852,000), or 3.1% of net revenues during the first quarter of 2015, representing a year-over-year increase of 10.1% from RMB4.8 million, and a quarter-over-quarter decrease of 28.5% from RMB7.4 million. The year-over-year increase was mainly attributable to the increase in the advertisements placed on the Company’s website. The sequential decrease was primarily a result of the seasonal decline in the number of events held.

Cost of revenues for the first quarter of 2015 was RMB88.0 million (US$14.2 million), representing a year-over-year increase of 65.3% from RMB 53.2 million, and a slight increase of 1.4% from RMB86.7 million in the previous quarter. Both the year-over-year and sequential increases were primarily due to increased investment in personalized matchmaking services in-line with the business segment’s revenue growth.

Gross profit for the first quarter of 2015 was RMB81.4 million (US$13.1 million), representing a year-over-year increase of 0.4% from RMB81.1 million, and a decrease of 5.5% from RMB86.1 million for the previous quarter.

4 In the first quarter of 2015, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

Selling and marketing expenses were RMB74.9 million (US$12.1 million) for the first quarter of 2015, representing a year-over-year decrease of 9.8% from RMB83.0 million, and a 51.8% sequential increase from RMB49.3 million. The year-over-year decrease was primarily due to the Company’s focus on selling and marketing channels that generate higher rates of return on investment during the quarter. The sequential increase was primarily due to the launch of a TV brand advertising campaign during the February 2015 Chinese New Year holiday.

General and administrative expenses were RMB15.3 million (US$2.5 million) during the first quarter of 2015, representing a year-over-year increase of 14.9% from RMB13.3 million and a sequential decrease of 1.1% from RMB15.5 million. The year-over-year increase was primarily due to increases in human resource costs and a one-time cost related to the disposal of certain equipment during the quarter. The sequential decrease was primarily due to the decline in employee stock option expenses.

Research and development expenses were RMB6.4 million (US$1.0 million) during the first quarter of 2015, representing a year-over-year increase of 17.3% from RMB5.5 million, and a quarter-over-quarter decrease of 5.3% from RMB6.8 million. The year-over-year increase was a result of the growth in the number of research and development personnel in connection with Jiayuan’s focus on improving user experience and mobile expansion. The sequential decrease was primarily due to the decline in employee stock option expenses.

Operating loss during the first quarter of 2015 was RMB15.2 million (US$2.5 million), compared with operating loss of RMB20.7 million for the corresponding quarter of 2014, and operating income of RMB14.5 million in the previous quarter. The operating loss was due to the increase in operating expenses associated with the advertising campaign the Company launched during the 2015 Chinese New Year holiday. Excluding share-based compensation expenses and professional fees related to the review and evaluation by the special committee of the Company’s Board of Directors (the “Special Committee”) of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced, non-GAAP operating loss for the first quarter of 2015 was RMB12.1 million (US$2.0 million), compared with non-GAAP operating loss of RMB19.0 million for the corresponding quarter of 2014, and non-GAAP operating income of RMB19.1 million for the previous quarter.

Foreign currency exchange net loss for the first quarter of 2015 was RMB269,000 (US$43,000), compared with a foreign currency exchange net loss of RMB1.3 million for the corresponding quarter of 2014 and a foreign currency exchange net gain of RMB242,000 for the previous quarter. The foreign currency exchange net loss for the first quarter of 2015 was mainly attributable to the exchange loss from the conversion between U.S. dollar and Chinese Yuan during the period.

Net loss for the first quarter of 2015 was RMB10.2 million (US$1.6 million), compared with net loss of RMB13.9 million for the corresponding quarter of 2014, and net income of RMB19.2 million for the previous quarter. Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced, non-GAAP net loss for the first quarter of 2015 was RMB7.1 million (US$1.1 million), compared with non-GAAP net loss of RMB12.3 million for the corresponding quarter of 2014, and non-GAAP net income of RMB23.8 million for the previous quarter.

Basic and diluted net loss per ADS5 for the first quarter of 2015 were RMB0.35 (US$0.06) and RMB0.35 (US$0.06), respectively, compared with basic and diluted net loss per ADS of RMB0.47 and RMB0.47 for the corresponding quarter of 2014, and basic and diluted net income per ADS of RMB0.65 and RMB0.64, respectively, for the previous quarter.

Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced, non-GAAP basic and diluted net loss per ADS for the first quarter of 2015 were RMB0.24 (US$0.04) and RMB0.24 (US$0.04), respectively, compared with non-GAAP basic and diluted net loss per ADS of RMB0.41 and RMB0.41 for the corresponding quarter of 2014 and non-GAAP basic and diluted net income per ADS of RMB0.81 and RMB0.79, respectively, for the previous quarter.

As of March 31, 2015, Jiayuan had cash and cash equivalents and short-term deposits of RMB440.2 million (US$71.0 million). Cash flows from operating activities for the first quarter of 2015 were RMB7.1 million (US$1.1 million).

The weighted average number of ADSs outstanding used in calculating diluted net loss per ADS and non-GAAP diluted net loss per ADS in the first quarter of 2015 was 29.3 million. As of March 31, 2015, the Company had 33.3 million ADSs outstanding, including 0.4 million ADSs issued to the depository for future exercise of options.

Second Quarter 2015 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB172 million to RMB174 million for the second quarter of 2015. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, June 8, 2015, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. June 8, 2015 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•                  United States: +1-845-6750-438

•                  United States (Toll-free): +1-855-5008-701

•                  Hong Kong:+852-3018-6776

•                  China:400-1200-654

•                  International/All other regions: +65-6723-9385

Passcode:	54350628

5  Basic and diluted net loss per ADS are calculated based on net loss attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

A replay of the conference call may be accessed by phone at the following number until June16, 2015:

International:	+61-2-9003-4211

Passcode:	54350628

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.2 million monthly active user accounts in the first quarter of 2015. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced which are not relevant to our operational activities. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Ms. Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations Group

+86-10-5900-1548

carnell@christensenir.com

US

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	March 31,	December 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	345,952	196,857	250,722	40,446
Short-term deposits	232,000	239,466	189,505	30,570
Available-for-sale securities	5,301	15,715	15,896	2,564
Accounts receivable, net	37,778	37,745	38,774	6,255
Deferred tax assets	8,122	8,982	10,683	1,723
Prepaid expenses and other current assets	36,768	66,501	61,478	9,917
Total current assets	665,921	565,266	567,058	91,475
Non-current assets:
Property and equipment, net	96,304	91,694	89,704	14,471
Goodwill	789	789	789	127
Intangible assets, net	4,109	3,610	3,444	556
Long-term investment	—	11,048	11,048	1,782
Other non-current assets	—	1,039	1,243	201
Total assets	767,123	673,446	673,286	108,612

LIABILITIES
Current liabilities:
Deferred revenue, current portion	147,109	189,018	187,292	30,213
Accounts payable	9,267	20,692	21,362	3,446
Accrued expenses and other current liabilities	41,977	45,490	59,411	9,584
Income tax payable	23,678	19,037	15,403	2,485
Dividend payable	44,400	—	—	—
Total current liabilities	266,431	274,237	283,468	45,728
Non-current liabilities:
Deferred revenue, non-current portion	158	2	5	1
Accrued expenses and other liabilities, non-current portion	4,680	5,650	5,850	944
Deferred tax liabilities	3,801	6,517	6,082	981
Total liabilities	275,070	286,406	295,405	47,654

SHAREHOLDERS’ EQUITY
Ordinary shares	352	354	354	57
Additional paid-in capital	471,097	358,768	361,267	58,278
Less: Treasury shares	(91,100)	(117,480)	(119,183)	(19,226)
Statutory reserves	9,974	10,103	10,103	1,630
Retained earnings	112,450	146,345	136,191	21,969
Accumulated other comprehensive loss	(10,720)	(11,050)	(10,851)	(1,750)
Total shareholders’ equity	492,053	387,040	377,881	60,958

Total liabilities and shareholders’ equity	767,123	673,446	673,286	108,612

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	March 31, 2014	Dec 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$

Net revenues	134,322	172,847	169,352	27,319
Cost of revenues	(53,224)	(86,749)	(87,961)	(14,190)

Gross profit	81,098	86,098	81,391	13,129

Operating expenses:
Selling and marketing expenses	(82,997)	(49,325)	(74,874)	(12,078)
General and administrative expenses	(13,308)	(15,461)	(15,287)	(2,466)
Research and development expenses	(5,479)	(6,788)	(6,427)	(1,037)
Total operating expenses	(101,784)	(71,574)	(96,588)	(15,581)

Operating (loss)/income	(20,686)	14,524	(15,197)	(2,452)

Interest income, net	4,371	3,918	3,693	596
Foreign currency exchange (loss)/gain, net	(1,275)	242	(269)	(43)
Other (loss)/ income, net	(86)	2,267	(93)	(15)
(Loss)/income before income tax	(17,676)	20,951	(11,866)	(1,914)
Income tax benefit/(expenses)	3,759	(1,719)	1,711	276

Net (loss)/income	(13,917)	19,232	(10,155)	(1,638)

Net (loss)/income per ADS — Basic	(0.47)	0.65	(0.35)	(0.06)
Net (loss)/income per ADS — Diluted	(0.47)	0.64	(0.35)	(0.06)

ADSs used in computing basic net (loss)/ income per ADS	29,786,294	29,465,922	29,304,007	29,304,007
ADSs used in computing diluted net (loss)/ income per ADS	29,786,294	29,983,821	29,304,007	29,304,007

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended March 31, 2014			Three Months Ended December31, 2014			Three Months Ended March 31, 2015
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments (b)	Non-GAAP
Operating (loss)/income	(20,686)	1,666	(19,020)	14,524	4,602	19,126	(15,197)	3,051	(12,146)
Net (loss)/income	(13,917)	1,666	(12,251)	19,232	4,602	23,834	(10,155)	3,051	(7,104)
Basic net (loss)/income per ADS	(0.47)		(0.41)	0.65		0.81	(0.35)		(0.24)
Diluted net (loss)/income per ADS	(0.47)		(0.41)	0.64		0.79	(0.35)		(0.24)
ADSs used in computing basic net (loss)/ income per ADS	29,786,294		29,786,294	29,465,922		29,465,922	29,304,007		29,304,007
ADSs used in computing diluted net (loss)/ income per ADS	29,786,294		29,786,294	29,983,821		29,983,821	29,304,007		29,304,007

Note:

(a)           To adjust for share-based compensation expense

(b)          To adjust for share-based compensation expense of RMB 2.3 million and RMB 0.7 million for professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced.